NITCHES  ,inc
10280 CAMINO SANTA FE, SAN DIEGO, CA  92121

April 7, 2006

Sarah Goldberg
U. S. Securities and Exchange Commission
Division Of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.   20549

Re: Nitches, Inc.
File No. 0-13851

Dear Sarah,

In connection with  responding to the comments regarding the filings of Nitches, I acknowledge that :

1.	Nitches is responsible for the adequacy and accuracy of the disclosures in the filings;
2.	SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking action with respect to the filings; and
3.	Nitches may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment  1

We will revise the balance sheets and the cash flows to conform to the guidance that you have provided.

Comment  2

We will disclose the age of our directors and executive officers.

Comment  3

We adopted a Code of Ethics in 2003 and it has been posted at NITCHES.COM since that time. We will provide the disclosures required by Item 406 of Regulation S-K.

Comment  4

We will disclose all arrangements, stating amounts, for which our directors are compensated  for any and all services provided.

Comment  5

We will provide the disclosures required by Items 402(j) and 402(k) of  Regulation S-K regarding the compensation committee.

Comment  6

We will amend Form10-K to revise my certification to replace references to “annual report” with “report.”

Comment  7

We will disclose the estimated aggregated amortization expense for intangible assets for each of the five succeeding fiscal years.

Comment  8

We will change “shipping expenses” to “freight costs.” We will revise our disclosure to make clear that “shipping and warehousing expenses” do not include “freight costs.”

Comment  9

We will revise; we were remiss in not showing the proforma adjustments to record the new deferred taxes. All tax assets and liabilities were evaluated upon the acquisition.Based upon the assigned book values  and the related income tax bases, the new deferred taxes were the same as the old. This may seem unusual, but the assets involved were the accounts receivable, lease hold improvements, and office equipment.

Sincerely,

/s/ Steven P. Wyandt

Steven P. Wyandt
CEO & CFO